TURKPOWER CORPORATION

June 8, 2012

VIA EDGAR ONLY

U.S. Securities and Exchange Commission
100 F. Street NE
Washington, D.C.  20549

Attn:  Sandra B. Hunter, Staff Attorney

Re:  TurkPower Corporation
        Preliminary Information Statement on Schedule 14C
        Filed May 8, 2012
        File No. 000-52630

Dear Ms. Hunter:

Please be advised that I am the duly appointed Chief Executive Officer of TurkPower Corporation, the above-referenced issuer (the “Issuer”).  This letter is in response to the comments of the Staff of the U.S. Securities and Exchange Commission (the “Commission”) dated May 17, 2012, with respect to the above-referenced filings (the “Comment Letter”).  Our responses follow the text of each Staff comment and are reproduced consecutively for your convenience.

General

1.
We note your proposals to increase authorized shares, to effectuate a reverse stock split, and to change the name of your company.  Please provide the disclosure required by Item 14 of Schedule 14A or advise.  Please refer to Note A of Schedule 14A, as well as Item 1 of Schedule 14C, which incorporates the disclosure requirements of Schedule 14A.

The Issuer has reviewed Note A of Schedule 14 A and Item 1 of Schedule 14C.  We believe the additional disclosure requirements of these provisions to the corporate action undertaken by the Issuer.  The reverse stock split and name change (the “Actions”) were not authorized by the Issuer’s majority shareholders in contemplation of any transaction or acquisition, much less a change of control event.

Rather, the name change was authorized to reflect the Issuer’s new operations as a junior miner and marketing and sales of metallurgical coking coal.  The reverse split was authorized by the Issuer’s Board of Directors in an attempt to attract investment and qualify for a higher exchange, given the significance of our coal field assets and operations.  Neither of the Actions were authorized to approve “the authorization of additional securities which are to be used to acquire another specified company” as proscribed in Note A.

100 Park Avenue, Suite 1600, New York, New York 10017

Accordingly, we are of the opinion that the Actions are not of the type required under Note A of Schedule 114 A and Item 1 of Schedule 14C, and no additional disclosure is required.

Should you have any questions or require any further information, please do not hesitate to contact the undersigned.

Sincerely,

TURKPOWER CORPORATION

By:	/s/ Ryan E. Hart
Ryan E. Hart, Chief Executive Officer

100 Park Avenue, Suite 1600, New York, New York 10017